UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2007

Commission File No. 0-52457

Anglo Canadian Uranium Corp.

Registrant's Name

The Marine Building, Suite 1150 – 355 Burrard Street, Vancouver, B.C., V6C 2G8

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X

 Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

Documents Included as Part of this Report

Exhibit No.

Document

99.1

News Release dated August 7, 2007

99.2

News Release dated August 15, 2007

99.3

News Release dated August 29, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anglo Canadian Uranium Corp.

(Registrant)

By

/s/ Len Harris

Len Harris,

President

Date     October 24, 2007

N E W S R E L E A S E

August 7, 2007	Trading Symbol: URA – TSX.V

Stirrup Creek Gold Project Diamond Drilling Commences

Anglo Canadian Uranium Corp. (URA on TSX.V) (the “Company”) is pleased to announce it has commenced diamond drilling on its Stirrup Creek Property in central BC. The property is located 100 km north-northwest of Lillooet and 25 kms southeast of the Blackdome mine. The Stirrup Creek property lies on a ridge at 2000 m elevation where the topography is moderate sloping hills. The 2007 drilling will be done in the saddle between two ridges. Drilling is expected to take from 3-4 weeks for a minimum of 2000 m.

The purpose of the drilling is to follow-up the 2005 drilling where values as high as 17.19 gm/t gold over 0.8 m and 9.75 gm/t over 0.7 m were reported from drill hole 2005-2. This in turn was to reproduce anomalous gold in trenches and drill intersections done by Chevron Minerals in 1988. Chevron’s hole 88-5 produced 1.1 m of 14.99 g/t gold. Overall the samples represent the best gold assays from two oxidized shears in the hole and are separated by 96 metres, the larger value at 164 metres depth. Several sections analyzed produced anomalous gold and arsenic. The full results from the 2005 drilling were reported on November 3, 2005.

The area of the claims is underlain by oxidized feldspar porphyry, and mixed sediments of the Lower Cretaceous Jackass Mountain Group. The oxidation can be seen to a depth of 200 metres in hole 2005-3. Pyrite, arsenopyrite and stibnite mineralization occurs in shears as stingers and disseminated throughout the units. Minor chalcopyrite occurs in some of the shears.

“Large sections of tens of metres of carbonate altered sandstone/siltstone, tuff and cataclastic were intersected in all three holes. These altered zones are characterized by chaotic stockwork stringer zones of quartz and sulphides (pyrite and stibnite), one to three millimeters in width (Dunn 2005).”

The company feels that the Stirrup Property represents a large low grade bulk tonnage target and has been compared to similar projects such as Round Mountain in Nevada, although additional drilling is needed to confirm this model.

The technical portion of this release has been approved by James A. Turner, PGeo, a qualified person under NI 43-101.

About Anglo-Canadian Uranium Corp.

N E W S R E L E A S E

August 15, 2007	Trading Symbol: URA – TSX.V

Stirrup Creek / Princeton Exploration Developments

Anglo Canadian Uranium Corp. (URA on TSX.V) (the “Company”) and its wholly owned subsidiary Anglo Canadian Gold are pleased to announce exploration highlights from its drilling activities at the Stirrup Creek Gold Project located 100 km north-northwest of Lillooet and 25 kms southeast of the Blackdome mine. The Company is currently drilling at an area of interest previously identified during the Company’s drill program of 2005 and by the Chevron drill program in 1988. The Company has completed one hole to a depth of 310 meters, going beneath hole 2005-2 from the 2005 drill program. This first hole demonstrates finely disseminated mineralization, with the core being split and readied for transport to assay labs. The best section appears from a depth of 231 meters to 310 meters. Company geologist Jim Turner, P. Geo, B.Sc, FGAC is currently on-site supervising additional drilling with a goal of further defining the previous 2 high grade zones reported in the 2005 drill program. Full results from this previous drill program are available on the Company web site in the November 3, 2005 press release.

Princeton Copper / Gold / Palladium Project

Two diamond drills have recently arrived at Princeton, and two separate sites are being prepared for drilling programs. One drill will be testing the geophysical targets established earlier this year. The second drill will be used to test a new area that has been the subject of channel sampling that produced significant grades of gold and copper. Results from this previous exploration program are available on the company web site in the press release dated July 24, 2007.

About Anglo-Canadian Uranium Corp.

Anglo-Canadian is an aggressive uranium and gold exploration company with several properties located in Canada and the United States. The Company’s current projects include uranium projects located in Colorado, Utah, New Mexico and Quebec, and gold and base metals projects in British Columbia. The Company’s focus is to acquire uranium and gold deposits in strategic locations through acquisition and option arrangements, and further develop these projects with experienced management teams.

For more information on the Company and its projects, please visit the website at www.anglocanex.com

ON BEHALF OF THE BOARD OF DIRECTORS:

“Len J.Harris”

Len J. Harris, President T: 604 669 6807 Toll Free: 866 488 3838 E: len@anglocanex.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Anglo-Canadian is an aggressive uranium and gold exploration company with several properties located in Canada and the United States. The Company’s current projects include uranium projects located in Colorado, Utah, New Mexico and Quebec, and gold and base metals projects in British Columbia. The Company’s focus is to acquire uranium and gold deposits in strategic locations through acquisition and option arrangements, and further develop these projects with experienced management teams.

For more information on the Company and its projects, please visit the website at www.anglocanex.com

ON BEHALF OF THE BOARD OF DIRECTORS:

“Len J.Harris”

Len J. Harris, President
T: 604 669 6807
Toll Free: 866 488 3838
E: len@anglocanex.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

N E W S R E L E A S E

August 29, 2007	Trading Symbol: URA – TSX.V

Activity Report

Stirrup Gold, Princeton Copper/Gold, Skoonka Gold, Otish Basin Uranium, Colorado Uranium

Anglo Canadian Uranium Corp. (URA on TSX.V) (the “Company”) and its wholly owned subsidiary Anglo Canadian Gold Corp. is pleased the following activities for its portfolio of gold and uranium projects.

Stirrup Gold Project

The Company is pleased to announce five diamond drill holes have been completed totaling 1300 m. All holes have intersected zones of sulphide mineralization consisting of pyrite, phyrrotite, arsenopyrite and minor stibnite. The drilling to this date has been carried out over an area of 200 meters x 100 meters. Several sections have been split and sent to the assay lab. Drill results are expected prior to October 1, 2007. The Company is encouraged by this initial program, and will continue drilling as weather permits.

The geology of the drill holes consist of minor sediments, volcanic tuffs, crystal tuffs and lapilli tuffs. The sequence is intruded by argillic (clay) altered high angle intrusives consisting of quartz feldspar porphyry dykes or plugs.

Princeton Copper / Gold Project

Two diamond drills are currently on site with drilling focused on two zones: Friday Creek and Rico. One drill will test three geophysical anomalies that were delineated earlier this year located adjacent to the former producing Newmont Ingerbell Copper / Gold mine, which produced for over 20 years. The second drill will be testing the Rico zone which returned high grade results from a previous chip sample program. Results of this program are documented in the July 24, 2007 Company press release. Additional details will be released when results are available.

Skoonka Gold Project

The Company has conducted a 76 line kilometer line cutting program, as previously announced on May 31, 2007. Pursuant to this announcement an encouraging MMI soil sampling program has been completed over the area, with a 3-D IP survey and magnetic survey currently in progress.

Big Mac, Otish Basin Uranium Project

A geophysical report for the electro-magnetic survey has recently been completed and indicates several drill targets have been defined. The Company is currently attempting to secure a diamond drill to drill test these targets for a fall / winter exploration program.

Colorado Uranium Project

The Company has negotiated a 20,000 foot drill program for the former producing Eula Belle Uranium property. Drill permits and a statewide reclamation bond are in place. The Company’s drill contractor is currently carrying out an existing drill contract for a third party, and will commence drilling on the Eula Belle upon completion.

The technical portion of this release has been approved by James A. Turner, PGeo, a qualified person under NI 43-101.

About Anglo-Canadian Uranium Corp.

Anglo-Canadian is an aggressive uranium and gold exploration company with several properties located in Canada and the United States. The Company’s current projects include uranium projects located in Colorado, Utah, New Mexico and Quebec, and gold and base metals projects in British Columbia. The Company’s focus is to acquire uranium and gold deposits in strategic locations through acquisition and option arrangements, and further develop these projects with experienced management teams.

For more information on the Company and its projects, please visit the website at www.anglocanex.com

ON BEHALF OF THE BOARD OF DIRECTORS:

“Len J.Harris”

Len J. Harris, President
T: 604 669 6807
Toll Free: 866 488 3838
E: len@anglocanex.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.